

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 13, 2009

By Facsimile and U.S. Mail

Mr. David H. Keyte
Chief Financial Officer
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, Colorado 80202

      Re: **Forest Oil Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Filed February 28, 2008
             Response Letter Dated December 30, 2008
             Response Letter Dated February 2, 2009
             File No. 001-13515

Dear Mr. Keyte:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Jill Davis
                    Branch Chief